SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement on the Performance of Undertakings by the Related Parties	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 14, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on the Performance of Undertakings by the Related Parties

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Announcement on the Performance of Undertakings by the Related Parties published by Sinopec Shanghai Petrochemical Company Limited (the “Company”) on the website of Shanghai Stock Exchange and the newspapers in the People’s Republic of China is set forth herein.

The Company hereby publishes the aforesaid information.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, February 14, 2014

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Zhang Jianping and Ye Guohua; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688	Stock Abbreviation: Sinopec Shanghai	Announcement No.: Lin 2014-02

Sinopec Shanghai Petrochemical Company Limited

Announcement on the Performance of Undertakings by the Related Parties

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

In accordance with the Listed Companies Regulatory Guidance No. 4 — Undertakings of De facto Controllers, Shareholders, Related Parties and Acquirers of Listed Companies and the Performance Thereof (Announcement of the China Securities Regulatory Commission [2013] No. 55, hereinafter referred to as the “Guidance”) and the Circular of the Shanghai Supervision and Administration Bureau of China Securities Regulatory Commission Regarding Performing a Better Work relating to Undertakings of and Performance of Undertakings by the Listed Companies Located in its Jurisdiction and Related Parties (Hu Zheng Jian Gong Si Zi [2014] No. 5), Sinopec Shanghai Petrochemical Company Limited (hereinafter referred to as the “Company” or “Sinopec Shanghai”) conducted self-assessment in respect of the undertakings of and performance of undertakings by the related parties in recent years. According to the self-assessment, as of the date hereof, the undertakings being performed by China Petroleum & Chemical Corporation, the controlling shareholder of the Company (hereinafter referred to as “Sinopec”) are as follows:

In the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (as amended) published by the Company on June 20, 2013:

1. Sinopec undertakes that the original non-floating shares held by it in the Company will not be traded on the market or transferred within 12 months from the date when the original non-floating shares of the Company are granted the right to float on the market (which means the first trading day after the implementation of the Share Reform Proposal), and that, upon expiry of the foregoing undertaking, it will trade in the original non-floating shares in the relevant stock exchange, with the number of shares traded representing no more than five percent of the Company’s total number of shares within a 12-month period and no more than ten percent of the Company’s total number of shares within a 24-month period.

2. Sinopec undertakes that, within 12 months from the date when its original non-floating shares in the Company are granted the right to float on the market (same as above), it will request that, subject to compliance with the relevant rules of State-owned Assets Supervision and Administration Commission and China Securities Regulatory Commission, the board of directors of the Company to propose a share option incentive scheme, with an exercise price of the first batch of share options granted not less than RMB6.43 per share, being the closing price of the shares on May 30, 2013 (such exercise price will be subject to adjustment if there is any exclusion of rights and dividends prior to the announcement of the proposal for the share option incentive scheme).

3. Sinopec undertakes to continue to support Sinopec Shanghai to achieve further developments after Sinopec Shanghai’s share reform is completed and use Sinopec Shanghai as a platform to develop relevant businesses.

As of the date of this announcement, Sinopec Shanghai is not aware of any violations by Sinopec of the undertakings set forth above or the existence of any undertaking not in compliance with the requirements set out in the Guidance and other undertakings which are not fulfilled within the prescribed time limit.

The announcement is hereby made.

By Order of the Board of Directors
Zhang Jingming
Secretary of the Board of Directors

Shanghai, the PRC, February 14, 2014